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                             October 20, 2021

       Hilton Schlosberg
       Co-Chief Executive Officer
       Monster Beverage Corporation
       1 Monster Way
       Corona, CA 92879

                                                        Re: Monster Beverage
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
October 5, 2021
                                                            File No. 001-18761

       Dear Ms. Schlosberg:

              We have reviewed your October 5, 2021, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2021, letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       General

   1. We note from your response to prior comment 2 that you have had no material capital expenditures for
climate-related projects for the periods covered in the 2020 Form 10-K and that future capital
expenditures for climate-related projects are not expected to be material. Please tell
us about your capital expenditures for climate-related projects and provide us with
additional detail supporting your statements regarding materiality, including quantitative
information.
              Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.
 Hilton Schlosberg
Monster Beverage Corporation
October 20, 2021
Page 2


FirstName LastNameHilton Schlosberg         Sincerely,
Comapany NameMonster Beverage Corporation
                                            Division of Corporation Finance
October 20, 2021 Page 2                     Office of Manufacturing
FirstName LastName